UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No 3)*

                          Bakbone Software Incorporated
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    057101107
                                 (CUSIP Number)

Steven Wolfe, Portfolio Manager                           With copies to:
 Platinum Management (NY) LLC                       Tarter Krinsky & Drogin LLP
     152 West 57th Street                               Attn: James G. Smith
   New York, New York 10019                                1350 Broadway
        (212) 582-2222                                New York, New York 10018
                                                           (212) 216-8000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 11, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) [X]
(b) [ ]

(3) SEC Use Only.

(4) Source of Funds.

WC

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or Place of Organization.

Cayman Islands

                    (7) Sole Voting Power: 0

Number of Shares    (8) Shared Voting Power: 5,014,500
Beneficially Owned
by Each Reporting   (9) Sole Dispositive Power: 0
Person With
                    (10) Shared Dispositive Power: 5,014,500

(11) Aggregate Amount Beneficially Owned by Each Reporting Person.

5,014,500 shares of common stock

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares. [ ]

(13) Percent of Class Represented by Amount in Row 9.

6.12%

(14) Type of Reporting Person (See Instructions).

PN

CUSIP No. 057101107

(1) Names of Reporting Persons.

Platinum Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) [X]
(b) [ ]

(3) SEC Use Only.

(4) Source of Funds.

AF

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or Place of Organization.

Delaware

                    (7) Sole Voting Power: 0

Number of Shares    (8) Shared Voting Power: 5,014,500
Beneficially Owned
by Each Reporting   (9) Sole Dispositive Power: 0
Person With
                    (10) Shared Dispositive Power: 5,014,500

(11) Aggregate Amount Beneficially Owned by Each Reporting Person.

5,014,500 shares of common stock

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares. [ ]

(13) Percent of Class Represented by Amount in Row 9.

6.12%

(14) Type of Reporting Person (See Instructions).

OO

CUSIP No. 057101107

(1) Names of Reporting Persons.

Mark Nordlicht

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) [X]
(b) [ ]

(3) SEC Use Only.

(4) Source of Funds.

AF

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or Place of Organization.

United States

                    (7) Sole Voting Power: 0

Number of Shares    (8) Shared Voting Power: 5,014,500
Beneficially Owned
by Each Reporting   (9) Sole Dispositive Power: 0
Person With
                    (10) Shared Dispositive Power: 5,014,500

(11) Aggregate Amount Beneficially Owned by Each Reporting Person.

5,014,500 shares of common stock

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares. [ ]

(13) Percent of Class Represented by Amount in Row 9.

6.12%

(14) Type of Reporting Person (See Instructions).

IN

      This statement is filed with respect to the shares of common stock, no par value ("Common Stock") of Bakbone Software Incorporated (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of February 11, 2008, and amends and supplements the Schedule 13D originally filed on September 5, 2007, as amended from time to time (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

      o Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership ("Master Fund"),

      o Platinum Management (NY) LLC, a Delaware limited liability company ("Platinum Management"), and

      o     Mark Nordlicht, a United States citizen ("Mr. Nordlicht").

      The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. Platinum Management is the investment manager and general partner of the Master Fund. Mr. Nordlicht is the controlling person of Platinum Management.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Persons acquired the 5,014,500 shares of Common Stock at an aggregate cost of $5,894,711 (excluding commissions). The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Master Fund.

Item 5. Interest in Securities of the Issuer.

(a)   The Reporting Persons beneficially own:

      o The Master Fund owns 5,014,500 shares of Common Stock representing 6.12% of all of the outstanding shares of Common Stock.

      o Platinum Management, as the investment manager and general partner of the Master Fund, is deemed to beneficially own the 5,014,500 shares of Common Stock owned by the Master Fund.

      o Mr. Nordlicht, as the controlling person of Platinum Management, is deemed to be the beneficial owner of the 5,014,500 shares of Common Stock beneficially owned by Platinum Management.

Collectively, the Reporting Persons beneficially own 5,014,500 shares of Common Stock representing 6.12% of all of the outstanding shares of Common Stock

(b) The Reporting Persons have shared power to vote or direct the vote of the 5,014,500 shares of Common Stock held by the Master Fund. The Reporting Persons have shared power to dispose or direct the disposition of the 5,014,500 shares of Common Stock held by the Master Fund.

(c) The following transactions were effected by the Master Fund during the past sixty (60) are set forth on Schedule 1 attached hereto. No other transactions have been effected by the Reporting Persons during the past sixty days other than the ones previously reported on this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 -- List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 29, 2008

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------
Name: Mark Nordlicht
Title: Director

PLATINUM MANAGEMENT (NY), LLC

By: /s/ MARK NORDLICHT
    ------------------
Name: Mark Nordlicht
Title: Managing Member


/s/ MARK NORDLICHT
------------------
Name: Mark Nordlicht

                                   SCHEDULE 1
                      TRANSACTIONS DURING THE PAST 60 DAYS

      The following transactions were effected by Platinum Partners Value Arbitrage Fund L.P. during the past sixty (60) days:


                                                              Approx. Price per
                                       Amount of Shares        Share (excl. of
         Date             Security       Bought (Sold)          commissions)
      12/17/2007           Common           3,000                  $1.10
      12/18/2007           Common          45,000                  $1.09
      12/21/2007           Common          25,000                  $1.10
      12/26/2007           Common           4,300                  $1.07
      12/28/2007           Common           2,000                  $1.07
       1/10/2008           Common           5,000                  $1.00
       1/18/2008           Common          10,000                  $0.98
       2/11/2008           Common          (5,000)                 $0.91

         The above transactions were effected on the open market.